Exhibit 99.2

FC 8 Spruce Mezzanine, LLC and Subsidiaries

Consolidated Financial Statements
For the period from February 1, 2013 to December 31, 2013, the year ended
January 31, 2013, and the period from July 1, 2011 to January 31, 2012
With Independent Accountants’ Compilation Report

FC 8 SPRUCE MEZZANINE, LLC AND SUBSIDIARIES

______________________________________________________________________________

INDEPENDENT ACCOUNTANTS’ COMPILATION REPORT

To the Members of
FC 8 Spruce Mezzanine, LLC:

We have compiled the accompanying balance sheet of FC 8 Spruce Mezzanine, LLC as of
December 31, 2013, and the related statements of operations and comprehensive income (loss), members’ equity and cash flows for the period from February 1, 2013 to December 31, 2013. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

The accompanying balance sheet as of January 31, 2013, and the related statements of operations and comprehensive income (loss), members’ equity and cash flows for the period from February 1, 2012 to January 31, 2013, were audited by us and we expressed an unmodified opinion on them in our report dated April 30, 2013, but we have not performed any auditing procedures since that date.

The accompanying statements of operations and comprehensive income (loss) and cash flows of FC 8 Spruce Mezzanine, LLC (formerly known as FC Beekman Mezzanine, LLC) for the period from July 1, 2011 to January 31, 2012 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Novogradac & Company LLP
Long Beach, California
February 27, 2014

249 East Ocean Boulevard, Suite 900 Long Beach, CA 90802 TELEPHONE (562) 432-9482 FACSIMILE (562) 432-9483 http://www.novoco.com

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Consolidated Balance Sheets

	December 31, 2013	January 31, 2013
	(Unaudited)	(Audited)
Assets

Cash	$ 2,568,525	$—
Investment in unconsolidated subsidiaries	119,185,095	129,047,560

Total Assets	$ 121,753,620	$ 129,047,560

Members' Equity

Members' Equity	$ 121,753,620	$ 129,047,560

Total Members' Equity	$ 121,753,620	$ 129,047,560

The accompanying notes are an integral part of these consolidated financial statements.

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)

	Period from		Period from
	February 1, 2013 to	Year Ended	July 1, 2011 to
	December 31, 2013	January 31, 2013	January 31, 2012
	(Unaudited)	(Audited)	(Unaudited)
Revenues
Rental income	$—	$29,398,037	$10,402,027
Other revenues	—	1,190,718	559,456
Total Revenues	—	30,588,755	10,961,483

Operating Expenses
Depreciation and amortization	—	16,085,892	7,043,059
Operating and maintenance expenses	—	5,029,392	3,350,992
Utilities expense	—	2,270,943	841,208
Advertising	—	977,521	1,067,810
Insurance	—	926,238	284,820
Management fee	—	693,877	357,986
Real estate taxes and other	68,915	461,613	512,158
Total Operating Expenses	68,915	26,445,476	13,458,033

Net gain on disposition of partial interest in FC Holdings	—	123,790,358	—
Interest expense	—	(12,178,510)	(6,718,664)
Amortization of mortgage procurement costs	—	(780,557)	(367,013)
Equity in loss from unconsolidated subsidiaries	(590,036)	(213,584)	—
Loss on debt extinguishment	—	—	(9,976,828)
	(590,036)	110,617,707	(17,062,505)

Net Income (Loss)	(658,951)	114,760,986	(19,559,055)

Other Comprehensive Income:
Amortization of interest rate contract	23,776	44,629	38,144
Ineffective portion of interest rate contract	—	—	1,071,077
Total Other Comprehensive Income	23,776	44,629	1,109,221

Total Comprehensive Income (Loss)	$(635,175)	$114,805,615	$(18,449,834)

The accompanying notes are an integral part of these consolidated financial statements.

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Consolidated Statements of Members’ Equity

Members' Equity

Balance at January 31, 2012 (Unaudited)	$270,308,248

Contribution	10,000,000
Distributions	(266,066,303)
Net Income	114,760,986
Other Comprehensive Income	44,629

Balance at January 31, 2013 (Audited)	$129,047,560

Distributions	(6,658,765)
Net loss	(658,951)
Other Comprehensive Income:	23,776

Balance at December 31, 2013 (Unaudited)	$121,753,620

The accompanying notes are an integral part of these consolidated financial statements.

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Consolidated Statements of Cash Flows

	Period from		Period from
	February 1 2013 to	Year Ended	July 1, 2011 to
	December 31, 2013	January 31, 2013	January 31, 2012
	(Unaudited)	(Audited)	(Unaudited)
Cash Flows from Operating Activities
Net Income (Loss)	$(658,951)	$114,760,986	$(19,559,055)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	—	16,085,892	7,043,059
Net gain on disposition of partial interest in FC Holdings	—	(123,790,358)	—
Amortization of mortgage procurement costs	—	780,557	367,013
Equity in loss from unconsolidated subsidiaries	590,036	213,584	—
Cash distributions from unconsolidated subsidiaries	9,296,205	4,900,000	—
Loss on debt extinguishment	—	—	9,976,828
Mark-to-market adjustment of interest rate
contact included in interest expense	—	—	1,155,038
Changes in operating assets and liabilities:
Increase in accounts receivable, net	—	(950,380)	(152,718)
Decrease (increase) in prepaid expenses and other assets	—	1,861,806	(875,353)
Decrease in accounts payable and accrued expenses	—	(720,459)	(2,273,262)
Increase (decrease) in accounts payable, affiliates	—	(210,334)	164,940
Increase in security deposits payables	—	1,517,683	1,377,273
Net cash provided by (used in) operating activities	9,227,290	14,448,977	(2,776,237)
Cash Flows from Investing Activities
Net proceeds from disposition of partial interest in FC Holdings	—	248,019,207	—
Capital expenditures	—	(31,145,470)	(40,819,091)
Decrease in restricted cash	—	17,460,607	20,706,913
Payment of lease procurement costs	—	(2,607,603)	(1,862,514)
Decrease in cash and equivalents from deconsolidation of FC Holdings	—	(2,881,414)	—
Net cash provided by (used in) investing activities	—	228,845,327	(21,974,692)
Cash Flows from Financing Activities
Principal payments on mortgage loan payable	—	—	(96,000,000)
Payment of mortgage procurement costs	—	—	(2,865,255)
Contributions from members	—	10,000,000	131,800,000
Distributions to members	(6,658,765)	(266,066,303)	—
Net cash (used in) provided by financing activities	(6,658,765)	(256,066,303)	32,934,745
Net increase (decrease) in cash and equivalents	2,568,525	(12,771,999)	8,183,816
Cash and equivalents at beginning of period	—	12,771,999	4,588,183
Cash and equivalents at end of period	$2,568,525	$—	$12,771,999

Supplemental Disclosure of Cash and Non-cash Activities:
Cash paid for interest, net of capitalized interest	$—	$13,268,273	$5,544,018
Capital expenditures included in construction payables	$—	$7,559,755	$7,648,716
Capital expenditures included in accounts payable, affiliates	$—	$512,036	$570,359

The accompanying notes are an integral part of these consolidated financial statements.

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Notes to Consolidated Financial Statements

A.    Organization and Summary of Significant Accounting Policies

Organization
FC 8 Spruce Mezzanine, LLC (“FC Mezzanine”), a Delaware limited liability company, was formed for the purpose of acquiring a 100% membership interest in FC 8 Spruce Holdings, LLC (“FC Holdings”), which wholly owns FC 8 Spruce Street Residential, LLC (“FC Residential”). FC Residential, a New York limited liability company, was formed for the purpose of owning and operating the Rental and Retail Units (the “Units”) of the Spruce Street Condominium located on 8 Spruce Street in Manhattan, New York.

The previous owner of the Units, prior to formation of FC Residential, was FC Beekman Associates, LLC (“FC Beekman”), a New York limited liability company. FC Beekman was formed for the purpose of owning, developing and operating the Units and was wholly-owned by FC Beekman Mezzanine, LLC (“Beekman Mezzanine”), a Delaware limited liability company. On December 17, 2012 (the “Transfer Date”), FC Beekman transferred its deed in the Units to FC Residential (the “Transaction”). Concurrent with the Transaction, FC Mezzanine contributed its 100% membership interest in FC Residential to FC Holdings and was its sole member. Prior to the Transfer Date, Beekman Mezzanine and its wholly owned subsidiary are referred to as the “Company”. Concurrent with the Transaction, FC Mezzanine and its subsidiaries are referred to as the “Company”. Profits and losses are allocated and contributions and distributions are made in accordance with each of the respective Company’s operating agreements.

The Spruce Street Condominium (or “Project”) is a 76-story mixed-use building containing approximately 1,110,800 gross square feet and approximately 675,500 rentable square feet (“RSF”). It is comprised of the following condominium units: (i) 899 apartments, 4 of which are penthouse apartments (the “Rental Units”), and approximately 1,300 RSF of ground level retail space (the “Retail Units”); (ii) an ambulatory care facility located on the 5th floor, together with below-grade parking of approximately 175 spaces (the “Hospital Units”); and (iii) a pre-kindergarten through eighth grade New York City public school located on floors one through four (the “School Units”). The Hospital Units and the School Units are owned by NYU Downtown Hospital and New York City Department of Education (the “School”), respectively. The Hospital Units were constructed as part of the consideration for the purchase of the land. The School reimbursed the Company up to an agreed upon amount for costs incurred in constructing the School Units.

On December 20, 2012 (the “Deconsolidation Date”), FC Mezzanine sold a 49.00% interest in FC Holdings to 8 Spruce Street GA Investor LLC (the “GA Investor”), a Delaware limited liability company for cash consideration of $250,390,000 and recognized a net gain on disposition of partial interest in FC Holdings of $123,790,358, under accounting guidance related to real estate sales, in the accompanying Consolidated Statements of Operations. The proceeds from the sale, net of closing costs totaled $248,019,207.

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Notes to Consolidated Financial Statements

A.    Organization and Summary of Significant Accounting Policies

Change in Year-End
The Company changed its year-end to December 31 from January 31, effective December 31, 2013 (the “Year-end change”). As a result, the Company is presenting an 11 month period ending December 31, 2013 as its transition period. The years 2013, 2012 and 2011 refer to the 11 month period from February 1, 2013 to December 31, 2013, the fiscal year ended January 31, 2013 and the period from July 1, 2011 to January 31, 2012, respectively.

Significant Subsidiary
The Company is an 18% owned equity method investment of Forest City Enterprises, Inc. (“FCE”), a publicly traded company. The Company was deemed to be a significant subsidiary of FCE for FCE’s fiscal year ended January 31, 2013 but not for the 11 month period from February 1, 2013 through December 31, 2013. Therefore, audited consolidated financial statements for the Company are required to be filed with the Securities and Exchange Commission in accordance with Rule 3-09 of Regulation S-X as of and for the fiscal year ended January 31, 2013. The consolidated financial statements as of December 31, 2013 and for the period from February 1, 2013 to December 31, 2013 and the period from July 1, 2011 to January 31, 2012 are unaudited.

Prior to July 1, 2011, FCE and an affiliate held an effective ownership interest in Beekman Mezzanine of 69.60% while the National Electrical Benefit Fund (“NEBF”) held an ownership interest of 30.40%. Beekman Mezzanine was deemed to be a variable interest entity (“VIE”) and FCE was deemed to be the primary beneficiary, which resulted in FCE accounting for its interest in Beekman Mezzanine under full consolidation. On July 1, 2011, Beekman Mezzanine was recapitalized which resulted in NEBF assigning its 30.40% interest to its affiliate, INDURE. INDURE contributed $107,120,584, comprised of cash of $72,120,584 and conversion of a mezzanine loan of $35,000,000 into its equity, and its ownership in Beekman Mezzanine increased from 30.40% to 49.00%. FCE contributed $57,879,416 and its interest together with its affiliate’s interest in Beekman Mezzanine decreased from 69.60% to 51.00%. The $130,000,000 raised was used to pay down the Bonds (see Note B) and establish an escrow account with the Lender to fund remaining construction costs. Beekman Mezzanine was no longer considered a VIE and under the voting model FCE was required to account for its membership interest in accordance with the equity method of accounting.

Basis of Presentation
FC Mezzanine prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America (“GAAP”). In accordance with accounting guidance for consolidation, prior to the Deconsolidation Date, the accompanying financial statements present the consolidated results of the Company. On the Deconsolidation Date in accordance with the voting model, FC Mezzanine commenced accounting for its investments in FC Holdings in accordance with the equity method of accounting (the “Deconsolidation”).

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Notes to Consolidated Financial Statements

A.    Organization and Summary of Significant Accounting Policies

Use of Estimates
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year’s presentation.

Rental Income
The Company's primary source of income is from leasing residential apartments, which are leased for terms of 12 months to 24 months. Certain leases provide for rent abatement periods of one to two months. Revenue is recognized on a straight-line basis over the related lease terms. Due to the Deconsolidation, the straight-line receivable does not consolidate into the Company’s Balance Sheet at December 31, 2013 and January 31, 2013.

Concentration of Credit Risk
The Company maintains cash deposits with major financial institutions which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Investment in Unconsolidated Subsidiaries
The Company accounts for its investments in unconsolidated subsidiaries using the equity method of accounting whereby the cost of an investment is adjusted for the Company’s share of income or loss from the date of acquisition, increased for equity contributions made and reduced by distributions received. The income or loss for unconsolidated subsidiaries is allocated in accordance with the provisions of the applicable operating agreements, which may differ from the ownership interest held by each investor.

Impairment of Unconsolidated Subsidiaries
The Company reviews its unconsolidated subsidiaries for other-than-temporary impairments whenever events or changes indicate that its carrying value in the investment may be in excess of fair value. A loss in value of an equity method investment which is other-than-temporary is recognized as an impairment of equity method investment. Determining fair value of a real estate investment and whether or not a loss is other-than-temporary involves significant judgments and estimates. The Company did not record any impairment of unconsolidated subsidiaries for the periods presented.

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Notes to Consolidated Financial Statements

A.    Organization and Summary of Significant Accounting Policies
Income Taxes
The Company is a limited liability company. No provision or benefit for federal, state and local income taxes has been reflected in the consolidated financial statements of the Company since such income taxes, if any, are the responsibility of the individual members.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to report information regarding its exposure to various tax positions taken by the Company.  Management has determined whether any tax positions have met the recognition threshold and has measured the Company's exposure to those tax positions.  Management believes that the Company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.  No interest or penalties from federal or state tax authorities were recorded in the accompanying financial statements.

Subsequent Events Review
The Company has evaluated events and transactions that occurred between December 31, 2013 to February 19, 2014, which is, the date the consolidated financial statements were available to be issued. During January 2014, FCE acquired an additional 8% ownership interest in the Company, increasing its ownership interest from 18% to 26%. There were no other significant subsequent events noted.

B.    Deconsolidation (unaudited)
Deconsolidation of FC Holdings
The following table represents the consolidated balance sheet of FC Holdings immediately prior to the Deconsolidation Date followed by the significant accounting policies of certain balance sheet accounts of FC Holdings and the Company’s accounting for derivative instruments:

December 19, 2012
(Unaudited)
Net real estate	$752,280,928
Cash and equivalents	2,881,414
Restricted cash	28,714,293
Accounts receivable, net	1,118,254
Prepaid expenses and other assets	990,285
Mortgage procurement costs, net	13,932,809
Lease procurement costs, net	2,073,956
Total Assets	$801,991,939

Mortgage loan payable	$539,000,000
Construction payables	15,512,975
Accounts payable and accrued expenses	1,015,412
Accounts payable, affiliates	522,266
Security deposits	3,866,699
Total Liabilities	559,917,352

Members' Equity	242,074,587
Total Liabilities and Members' Equity	$801,991,939

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Notes to Consolidated Financial Statements

B.    Deconsolidation (unaudited)

Real Estate
The Company's capitalization policy follows the accounting guidance on capitalization of interest cost and accounting for costs and initial rental operations of real estate properties. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The Company ceases capitalization on the portion substantially completed and occupied or held available for occupancy and capitalizes only those costs associated with the portion under construction. Upon receipt of certificates of occupancy from the City of New York, the Units are deemed substantially complete. The initial apartments became available in March 2011. As of August 2012, the Project was deemed 100% complete.

Real estate is recorded at cost. Depreciation of property is calculated using the straight-line method over the estimated useful lives of the assets which range from 5 to 50 years. The cost of maintenance and repairs is charged to expense as incurred and major improvements are capitalized.

The Company reviews its long-lived assets to determine if its carrying costs will be recovered from future undiscounted cash flows whenever events or changes indicate that the recoverability of long-lived assets may not be supported by current assumptions. In cases where the Company does not expect to recover its carrying costs, an impairment loss is recorded in accordance with accounting guidance on the impairment of long-lived assets. Significant estimates are made in the determination of future undiscounted cash flows. The Company did not record any impairments for the periods presented.

Restricted Cash
Restricted cash consists of cash held in escrow as required by the Lender and tenant security deposits as required by tenant leases. Escrow funds are released upon certain conditions being met.

Allowance for Doubtful Accounts
Tenant receivables are periodically evaluated for collectability based on the tenants' past history, their current status and financial condition.

Deferred Costs
Mortgage procurement costs are deferred when incurred and amortized over the term of the related financing. Credit enhancement procurement costs are deferred and amortized over the term of the enhancement. Lease procurement costs are deferred when incurred and amortized on a straight-line basis over the term of the related lease. Lease procurement costs related to leases of one year or less are expensed as incurred.

Fair Value of Financial Instruments
Management estimates the fair value of its debt instruments by discounting future cash payments at interest rates that approximates the current market. The estimated fair value is based upon market prices of public debt, available industry financing data, current treasury rates, recent financing transactions and other factors.

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Notes to Consolidated Financial Statements

B.    Deconsolidation (unaudited)

Real Estate Tax Abatement
The Project has been granted a phased abatement of real estate taxes for a twenty year period after construction in accordance with Section 421-a of the New York State Real Property Tax Law. To receive this abatement, all Rental Units in the Project will be subject to the New York City Rent Stabilization Law during the abatement period. The Law restricts the percentage increases in rent charged on new and renewed leases. It also restricts the lease term to be no longer than two years.

Derivative Instruments and Hedging Activities
The Company maintains an overall interest rate risk-management strategy that incorporates the use of derivative instruments to minimize unplanned fluctuations in cash flows and earnings that may be caused by interest rate volatility. The principal risk to the Company through its interest rate hedging strategy is the potential inability of the financial institutions from which the interest rate protection was purchased to cover all of its obligations. To mitigate this exposure, the Company purchases its interest rate protection from either the institution that holds the debt or from institutions with a minimum A- credit rating. The Company does not enter into derivative financial instrument contracts for trading or speculative purposes.

As required by accounting guidance for derivative instruments and hedging activities, all derivatives are recognized on the Consolidated Balance Sheets at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as either a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (“a cash flow hedge”). Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is highly effective, are recorded in other comprehensive income (loss) until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness (which represents the amount by which the changes in fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings as interest expense in the accompanying Consolidated Statements of Operations.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management strategy for undertaking hedging transactions. The Company formally assesses (both at the hedge’s inception and on an ongoing basis) whether the derivatives used in hedging transactions were highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

The Company discontinues hedge accounting prospectively when; (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company records the derivative at its fair value on the Consolidated Balance Sheets, recognizing changes in the fair value in current-period earnings as interest expense in the accompanying Consolidated Statements of Operations.

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Notes to Consolidated Financial Statements

B.    Deconsolidation (unaudited)

FC Beekman purchased a London Interbank Offered Rate (“LIBOR”) based interest rate cap on March 26, 2008 for $3,698,000 to reduce its exposure to variability in expected future cash outflows attributable to increases in interest rates on its variable rate debt. The cap has a notional value of $476,100,000, an effective date of April 1, 2011 and a maturity date of April 1, 2013. At the time of purchase, the cap qualified and was designated as a cash flow hedge. During 2011, due to the pay down of the Bonds, the cap no longer qualified to receive hedge accounting and the Company reclassified other comprehensive income (“OCI”) in the amount of $1,071,077 as an increase to interest expense representing a missed forecasted future transaction. After the reclassification, the remaining balance of OCI related to the interest rate cap during the time it was designated as a cash flow hedge which was during the development phase of the property. In accordance with accounting guidance on derivatives and hedging activities, the Company is amortizing the remaining OCI on a straight-line basis over a period of 50 years.

On the Deconsolidation Date, the Company wrote off 49.00% of the accumulated OCI balance to members’ equity. As of December 31, 2013 and January 31, 2013, the balance of accumulated OCI was $1,227,739 and $1,251,515, respectively. The Company expects that within the next twelve months it will reclassify amounts recorded in accumulated other comprehensive loss as an increase in FC Mezzanine’s share of depreciation expense of approximately $26,000.

The following table presents the impact of losses related to the interest rate cap designated as a cash flow hedge included in the accompanying Consolidated Statements of Operations and within members’ equity on the Consolidated Balance Sheets:

	On Accompanying Consolidated Statements of Operations			On Accompanying Consolidated Balance Sheets
	Depreciation and amortization	Interest Expense	Equity in loss from unconsolidated subsidiaries	Prepaid expenses and other assets	Accumulated other comprehensive income (loss)

Balance at July 1, 2011 (unaudited)	$—	$—	$—	$83,969	$(3,614,031)

Mark to market - ineffective portion	—	83,961	—	(83,961)	—
Dedesignation event	—	1,071,077	—	—	1,071,077
Depreciation expense	38,144	—	—	—	38,144

Balance at January 31, 2012 (unaudited)	$38,144	$1,155,038	$—	$8	$(2,504,810)

Depreciation expense	38,144	—	—	—	38,144
Deconsolidation event	—	—	—	(8)	1,208,666
FC Mezzanine's share of depreciation expense	—	—	6,485	—	6,485

Balance at January 31, 2013 (audited)	38,144	—	6,485	—	(1,251,515)

FC Mezzanine's share of depreciation expense		—	23,776	—	23,776

Balance at December 31, 2013 (unaudited)	$—	$—	$23,776	$—	$(1,227,739)

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Notes to Consolidated Financial Statements

B.    Deconsolidation (unaudited)

Mortgage Loan Payable
The Company obtained financing for the Project from the New York City Housing Development Corporation (“HDC”). On May 28, 2008, HDC issued $203,900,000 principal amount of 2008 Series A Revenue Bonds. On March 4, 2009, HDC issued $158,700,000 principal amount of 2009 Series A-1 Revenue Bonds and $79,350,000 principal amount of 2009 Series A-2 Revenue Bonds. On May 12, 2010, HDC issued $98,050,000 principal amount of 2010 Series A-1 Revenue Bonds and $95,000,000 principal amount of 2010 Series A-2 Revenue Bonds. On July 1, 2011, the Company retired $96,000,000 of the Bonds. The Bonds are scheduled to mature on March 1, 2048.

Each series of bonds was issued as a variable rate obligation. The interest is calculated weekly based upon the remarketing agent’s (the “Agent”) determination of the rate required to allow the Bonds to be sold at par plus accrued interest, up to a maximum interest rate of 12% per annum. The rates on the Bonds have historically traded at a rate which closely approximates the Securities Industry and Financial Markets Association Index (“SIFMA”). The Company may elect to convert the interest rate on the Bonds, as defined in the agreement. In general, the Bonds are subject to redemption and payment prior to maturity, in whole or in part, at the option of HDC, which can only be exercised at the Company's request. The Agent earns an annual remarketing fee of 0.07% of the Bonds par value.

The Bonds are enhanced by an irrevocable letter of credit (the “L/C”) issued by RBS Citizens, N.A. (the “Lender”) in the amount of $545,077,011 (the “Maximum Amount”) which represents both the principal amount and a specified amount of interest on the Bonds. The L/C was originally set to expire on June 30, 2016. Concurrent with the Transaction, the maturity date of the L/C changed to June 30, 2015 and FC Residential, an affiliate of FCE, was required to fund $10,000,000 into the Lender’s escrow account until a certain debt service coverage ratio is achieved as defined in the Lender agreement. The Company pays a monthly L/C fee of 2.20% per annum on the Maximum Amount and pays a monthly fronting fee of 0.15% per annum on the Maximum Amount. In addition, the L/C requires the Company to maintain a certain debt coverage ratio upon achievement of 95% occupancy. The Company is not in default of any covenant as of the issuance of these consolidated financial statements.

C.    Equity Method Investment

Effective December 20, 2012, FC Mezzanine accounts for its interest in FC Holdings under the equity method of accounting. At December 31, 2013 and January 31, 2013, FC Mezzanine’s investment basis of $119,185,095 and $129,047,560, respectively, represents its 51% interest in FC Holdings.

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Notes to Consolidated Financial Statements

C.    Equity Method Investment

Below is a reconciliation between the Company’s carrying value and its members’ equity in FC Holdings’ balance sheet at December 31, 2013 and January 31, 2013:

	December 31, 2013	January 31, 2013
	(Unaudited)	(Audited)
Investment in FC Holdings	$119,185,095	$129,047,560
Basis difference(1)	(142,339,776)	(142,513,072)
FC Mezzanine Equity in FC Holdings	$(23,154,681)	$(13,465,512)

(1)
The basis difference is primarily caused by the gain recognized on the sale of partial interest in FC Holdings and certain costs capitalized at the FC Mezzanine level. Depreciation of capitalized costs amounted to $173,296 for the 11 month period from February 1, 2013 through December 31, 2013, which is included in equity in loss from unconsolidated subsidiaries in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

Summarized balance sheet information for FC Holdings as of December 31, 2013 and January 31, 2013 is as follows:

	December 31, 2013	January 31, 2013
	(Unaudited)	(Audited)
Net real estate	$730,729,362	$749,641,462
Cash and equivalents	2,654,690	4,722,603
Restricted cash	23,454,273	28,677,359
Accounts receivable, net	1,111,667	1,691,171
Prepaid expenses and other assets	2,498,041	2,384,994
Mortgage procurement costs, net	13,048,407	13,824,621
Lease procurement costs, net	987,323	1,946,019
Total Assets	$ 774,483,763	$ 802,888,229

Mortgage loan payable	$539,000,000	$539,000,000
Construction payables	3,291,247	16,012,410
Accounts payable and accrued expenses	1,308,645	983,647
Accounts payable, affiliates	990,028	512,203
Security deposits	3,807,465	3,829,233
Total Liabilities	548,397,385	560,337,493

GA Investor equity	249,241,059	256,016,248
FC Mezzanine equity	(23,154,681)	(13,465,512)
Total Members' Equity	226,086,378	242,550,736
Total Liabilities and Members' Equity	$774,483,763	$802,888,229

FC 8 Spruce Mezzanine, LLC and Subsidiaries
Notes to Consolidated Financial Statements

C.    Equity Method Investment

Summarized operating information, which represents 100% of the operations of FC Holdings for the 11 month period from February 1, 2013 to December 31, 2013 and for the period from the Deconsolidation Date to January 31, 2013, is as follows:

	For the period	For the period
	February 1, 2013	December 20, 2012
	to December 31, 2013	to January 31, 2013
	(Unaudited)	(Audited)
Revenues	$43,509,111	$4,879,106
Depreciation and amortization	(17,172,297)	(2,362,844)
Operating expenses	(13,800,383)	(1,102,666)
Interest expense	(13,353,569)	(1,832,388)
Net loss	$(817,138)	$(418,792)

FC Mezzanine's portion of net loss	$(416,740)	$(213,584)
FC Mezzanine depreciation expense(1)	(173,296)	—
Equity in loss from unconsolidated subsidiaries	$(590,036)	$(213,584)

(1)
Depreciation expense of $173,296 was incurred for certain costs capitalized at the FC Mezzanine level for the 11 month period from February 1, 2013 through December 31, 2013, which is included in equity in loss from unconsolidated subsidiaries in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).